Imago BioSciences, Inc.

329 Oyster Point Blvd., 3rd Floor

South San Francisco, California 94080

July 13, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards
Angela Connell
Dillon Hagius
Li Xiao

Re:	Imago BioSciences, Inc. Registration Statement on Form S-1 (Registration No. 333-257419)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-257419) (the “Registration Statement”) of Imago BioSciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on July 15, 2021, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Richard Kline at (650) 470-4987 or Benjamin Potter at (650) 470-4809.

Thank you for your assistance in this matter.

Very truly yours,

IMAGO BIOSCIENCES, INC.

By:	/s/ Matthew Plunkett, Ph.D.
Matthew Plunkett, Ph.D
Chief Financial Officer

cc:	Hugh Y. Rienhoff, Jr. M.D., Imago BioSciences, Inc.

Richard A. Kline, Latham & Watkins LLP

Benjamin A. Potter, Latham & Watkins LLP

C. Brophy Christensen, Jr., O’Melveny & Myers LLP